SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

January 19, 2004

INFINEON TECHNOLOGIES AG

St.-Martin-Strasse 53

D-81541 Munich

Federal Republic of Germany

Tel:  +49-89-234-0

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           .

This Report on Form 6-K contains a press release of Infineon Technologies AG dated January 19, 2004 announcing Infineon Technologies AG’s first quarter results for the 2004 financial year.

News Release / Presseinformation

Infineon Reports First Quarter Results for Fiscal Year 2004

•                                         EBIT amounted to Euro 70 million, up slightly from Euro 67 million sequentially, significantly improved from negative Euro 29 million year-on-year

•                                         First quarter net income was Euro 34 million, down from Euro 49 million in the previous quarter, and significantly up from a net loss of Euro 40 million year-on-year

•                                         First quarter revenues were Euro 1.62 billion, down 8 percent sequentially, and up 13 percent year-on-year

•                                         Despite continuing pricing pressure, all business groups except Wireline Communications showed positive EBIT

Munich, Germany – January 19, 2004 – Infineon Technologies AG (FSE/NYSE: IFX), the world’s sixth largest semiconductor manufacturer, today announced results for its first quarter in fiscal year 2004, ended December 31, 2003. Revenues of Euro 1.62 billion reflected a decrease of 8 percent sequentially, but an improvement of 13 percent on a year-on-year basis. The sequential revenue decrease was due mostly to continued price decline throughout all business segments, as well as the negative impact of the weakening US-dollar exchange rate.

Dr. Ulrich Schumacher, President and CEO of Infineon Technologies AG, commented: “Today, we announce profitability for the first quarter of this fiscal year. This good development is in line with our expectations and consistent with our business roadmap. We had positive results in three of our four business groups. Despite continued price decline and the weakening US-dollar, we made full use of productivity and cost advantages, and were thus still able to improve our EBIT.”

Net income amounted to Euro 34 million, compared to net income of Euro 49 million in the previous quarter and a net loss of Euro 40 million year-on-year. Quarterly EBIT

For the Financial and Business Press: INFXX200401.025e

Corporate Communications Worldwide Headquarters U.S.A. Asia Japan Investor Relations	Name: Barbara Reif Christoph Liedtke Kaye Lim Hirotaka Shiroguchi EU/APAC +49 89 234 26655	Phone / Fax: +49 89 234 20166 / 28482 +1 408 501 6790 / 2424 +65 6840 0689 / 0073 +81 3 5449 6795 / 6401 USA/CAN +1 408 501 6800	Email: barbara.reif@infineon.com christoph.liedtke@infineon.com kaye.lim@infineon.com hirotaka.shiroguchi@infineon.com investor.relations@infineon.com

(earnings before interest and taxes) was Euro 70 million versus Euro 67 million in the previous quarter and significantly improved from an EBIT loss of Euro 29 million in the first quarter of the last fiscal year. The sequential earnings performance reflected among other improved earnings in the Secure Mobile Solutions business group, as well as lower earnings from the Memory Products business group.

Basic and diluted earnings per share for the first quarter of fiscal year 2004 were Euro 0.05, declining from Euro 0.07 per share in the previous quarter but improving from a loss per share of Euro 0.06 year-on-year.

Expenditures for Research and Development in the first quarter totaled Euro 276 million, or 17 percent of sales, down from Euro 297 million, or 17 percent of sales, sequentially. The decrease was due mainly to lower R&D expenditures in the Memory Products business group, as well as the non-recurrence of in-process R&D charges in the Automotive & Industrial business group in the previous quarter.

SG&A expenses totaled Euro 174 million, or 11 percent of total revenues, compared to Euro 185 million, or 11 percent of total revenues, in the previous quarter. The decrease in absolute terms was due mainly to lower professional fees as well as cost control efforts.

Infineon’s gross cash position, representing cash and cash equivalents, marketable securities and restricted cash, remained at Euro 2.8 billion. The net cash position, representing the gross cash position less debt, increased to Euro 355 million from Euro 328 million at the end of the previous quarter.

Revenues outside Europe constituted 57 percent of total revenues, decreasing from 59 percent in the previous quarter. Sales in North America were 20 percent of total revenues in the first quarter, down sequentially from 24 percent, whereas sales in the Asian market represented 36 percent of total revenues, increasing from 34 percent in the previous quarter.

As of December 31, 2003, Infineon had approximately 32,900 employees worldwide, including about 6,100 engaged in research and development.

Business Group Performance

Automotive & Industrial’s first quarter revenues amounted to Euro 356 million, down 1 percent sequentially and up 4 percent year-on-year. The sequential revenue performance mainly reflected continued pricing pressure, as well as the impact of the weakening US-dollar. EBIT improved to Euro 48 million, compared to Euro 44 million in both the previous quarter and in the first quarter of the last fiscal year. The sequential EBIT improvement mainly reflects the non-recurrence of costs related to the acquisition and first time consolidation of SensoNor in the previous quarter. Furthermore, the business group continued to increase productivity.

In line with the business group’s long-term regional strategy, the Automotive business achieved significant design wins with application-specific chipsets for safety and power train applications, especially in the NAFTA region. In its Industrial business, the group successfully launched the new LightMOS IGBT family to complete the portfolio for the electronic lamp ballast application.

Wireline Communications’ revenues were Euro 107 million in the first quarter, down 12 percent from the previous quarter, and up 1 percent year-on-year. The sequential revenue decrease was due mainly to lower revenues in the fiber optics market, partially offset by growth in Access revenues. Revenues were also negatively impacted by the weakening US-dollar, and ongoing price decline. EBIT showed a loss of Euro 15 million versus a loss of Euro 8 million in the previous quarter, but improved significantly compared to a loss of Euro 42 million year-on-year.

Within the Access business, revenues in the ADSL and SHDSL business enjoyed significant growth. Further important design wins were made at leading customers such as Siemens ICN.

Secure Mobile Solutions’ first quarter revenues were Euro 465 million, almost consistent with the previous quarter, and up 15 percent compared to the first quarter of last year. The significantly better than expected revenue performance was generated by robust seasonal sales of mobile communications devices which was offset by a weaker security project business, as well as the phasing out of some cordless and GalliumArsenide activities. Despite only slightly higher revenues, EBIT increased significantly to Euro 14 million, compared to Euro 4 million in the previous quarter, and a loss of Euro 28 million year-on-year. The quarterly EBIT improvement reflected both an improved product mix and higher productivity despite continuing pricing pressure. Cost reductions were achieved from the restructuring of the microelectronics business previously acquired from Ericsson.

There was continued strong demand for the company’s cellular components, such as baseband and RF-products, as well as for products of the platform solution business. In addition, new order intake for silicon discretes achieved the highest level of the past five quarters. The Security business unit successfully began new projects for electronic passports and driver’s licenses. To accelerate its development from a semiconductor manufacturer to a system partner for complete mobile platform solutions, Infineon entered into an agreement in the first quarter of fiscal year 2004 to take on approximately 145 Siemens ICM software developers. By this move, Infineon extended its know-how in the industry-leading protocol stack for Siemens mobile phones.

The Memory Products group’s first quarter revenues were Euro 643 million, down 16 percent sequentially, but up 19 percent compared to the first quarter of the last fiscal year. The sequential revenue decline is mainly attributable to lower sales volumes and lower prices, as well as the negative impact of the weakening US-dollar exchange rate. The volume decline was a consequence of the focus on price quality in the sales strategy, and the flexible use of silicon foundry capacities. EBIT decreased sequentially to Euro 57 million, down from Euro 134 million in the previous quarter, and up from Euro 31 million on a year-on-year basis. The sequential EBIT decline was mainly caused by the non-recurrence of a gain on the sale of ProMOS shares in the previous quarter, the impact of the exchange rate, and, to a lesser extent, by falling prices and reduced bit shipments.

Infineon successfully launched its first NAND-compatible flash chip and entered the world’s flash memory market with a 512-Megabit memory chip based on TwinFlash technology. Production of these chips has begun at the company’s 200-mm DRAM facility in Dresden. Furthermore, the business group started sampling of its Mobile-RAM with densities of 128-Megabit and 256-Megabit, and its 500-MegaHertz DDR-3 Graphics-RAM, all based on the company’s 110-nanometer technology. Inotera Memories, the company’s joint venture with the Taiwanese company Nanya, began to move in 300mm production equipment in December 2003.

In the company’s Other operating segment, first quarter revenues increased to Euro 47 million, up 18 percent compared to the previous quarter, and up 27 percent on a year-on-year basis. EBIT showed a loss of Euro 5 million compared to a loss of Euro 26 million in the previous quarter, and a positive EBIT of Euro 6 million in the first quarter of fiscal year 2003. The sequential earnings increase reflected an improved performance of the ASIC & Design Solutions (ADS) business and lower impairment charges compared to the previous quarter.

In Corporate and Reconciliation, EBIT loss was reduced to Euro 29 million compared to a loss of Euro 81 million in the prior quarter and a loss of Euro 40 million a year ago, principally reflecting reduced idle capacity costs and lower restructuring charges.

Outlook for fiscal year 2004

“All business indicators show that the semiconductor industry is finally in an upswing phase. The worst crisis ever experienced in the semiconductor market seems to be over,” commented Dr. Schumacher. “With the market back on track, we also see positive business development for the current fiscal year. All segments are expected to show stable growth in 2004.”

Infineon expects good growth in the automotive segment despite strong continuing pricing pressure, reflecting the introduction of new car models with higher semiconductor content but only limited overall growth in worldwide automotive production. Even though the weakening US-dollar exchange rate will impact the business, Infineon anticipates a growth of its automotive and industrial business in fiscal year 2004 in line with the market.

For the second quarter of fiscal year 2004, Infineon expects a return to growth in revenues in the wireline communications segment. Revenue growth could, however, be hampered by a further weakening US-dollar. For fiscal year 2004, the company sees solid growth for its Wireline Communications business group. In addition, Infineon is preparing strategic options for Fiber Optics by carving out the business into a separate legal entity. The company is in the process of evaluating potential strategic partners to maximize the value of the business.

For the second quarter, Infineon expects a slight sequential decrease in revenues in the secure mobile solutions segment due to seasonally-reduced demand after Christmas, and continued phasing out of some cordless business. The company expects stable development of the wireless infrastructure and silicon discretes businesses. Infineon is confident that demand for security controllers will grow steadily until the end of fiscal year 2004, mainly as a result of major design wins at identification projects. The ongoing convergence of multimedia applications should also reinforce growth in the wireless business in the second half of fiscal year 2004.

Historically, the beginning of the calendar year shows declining prices for memory products based on a reduced demand for PC units after the Christmas season. Infineon expects its bit shipment to increase in the second quarter of fiscal year 2004. Main production growth for the rest of the fiscal year will be driven by the conversion of the company’s production process to 110-nanometer technology and the ramp-up of capacities at its foundry partners. The company expects demand to grow in 2004 as a result of corporate replacement of older equipment and the ramp-up of DDR II-based desktop PCs and servers.

“While pricing pressure persists in most of our business segments, we see more tangible signs of a recovery in the semiconductor industry, particularly strongly increasing utilization rates in our own fabs and foundries and more aggressive booking behavior from our customers. Despite our cautious optimism, we will relentlessly continue to reduce costs, focus our product portfolio and become more flexible and faster than our competitors. Based on this effort, we are confident to again outgrow the market and improve our profitability relative to industry benchmarks,” commented Dr. Schumacher.

FINANCIAL INFORMATION

According to US GAAP – Unaudited

Consolidated Statements of Operations

	3 months ended
in Euro million	12/31/2002	09/30/2003	12/31/2003
Net sales	1,441	1,756	1,623
Cost of goods sold	(1,039)	(1,208)	(1,105)
Gross profit	402	548	518
Research and development expenses	(265)	(297)	(276)
Selling, general and administrative expenses	(172)	(185)	(174)
Restructuring charges	(1)	(13)	(2)
Other operating expense (income), net	(7)	(17)	2
Operating (loss) income	(43)	36	68
Interest income (expense), net	1	(32)	(23)
Equity in earnings (losses) of associated companies	18	(6)	(1)
Loss on associated company share issuance	(2)	—	—
Other (expense) income	(4)	32	1
Minority interests	2	5	2
Income (loss) before income taxes	(28)	35	47
Income tax (expense) benefit	(12)	14	(13)
Net (loss) income	(40)	49	34

Earnings (loss) per share (EPS)

Weighted average of outstanding shares - basic	721	721	721
Weighted average of outstanding shares - diluted	—	732	733
Earnings (loss) per share - basic and diluted	(0.06)	0.07	0.05

Reclassifications

The opto-electronics business (previously in other operating segments) was discontinued as of March 31, 2003. Accordingly, prior period results have been reclassified to ensure comparability with the results of Infineon’s continuing operations.

EBIT

Infineon defines EBIT as earnings (loss) before interest and taxes. Infineon management uses EBIT among other measures to establish budgets and operational goals, to manage the Company’s business and to evaluate its performance. Infineon reports EBIT information because it believes that it provides investors with meaningful information about the operating performance of the company and especially about the performance of its separate business segments.

EBIT is determined as follows from the statement of operations, without adjustment to the US GAAP amounts presented:

	3 months ended
in Euro million	12/31/2002	09/30/2003	12/31/2003
Net (loss) income	(40)	49	34
Income tax expense (benefit)	12	(14)	13
Interest (income) expense, net	(1)	32	23
EBIT	(29)	67	70

Segment Results

	3 months ended			3 months ended
Net sales in Euro million	12/31/2002 *	12/31/2003	+/- in %	09/30/2003 *	12/31/2003	+/- in %
Wireline Communications	106	107	1	122	107	(12)
Secure Mobile Solutions	405	465	15	464	465	0
Automotive and Industrial	341	356	4	359	356	(1)
Memory Products	542	643	19	765	643	(16)
Other	37	47	27	40	47	18
Corporate and reconciliation	10	5	(50)	6	5	(17)
Infineon consolidated	1,441	1,623	13	1,756	1,623	(8)

	3 months ended			3 months ended
EBIT in Euro million	12/31/2002 *	12/31/2003	+/- in %	09/30/2003 *	12/31/2003	+/- in %
Wireline Communications	(42)	(15)	64	(8)	(15)	(88)
Secure Mobile Solutions	(28)	14	+++	4	14	250
Automotive and Industrial	44	48	9	44	48	9
Memory Products	31	57	84	134	57	(57)
Other	6	(5)	—	(26)	(5)	81
Corporate and reconciliation	(40)	(29)	28	(81)	(29)	64
Infineon consolidated **	(29)	70	341	67	70	4

*                                         Prior period segment results have been reclassified to be consistent with the current period presentation and organizational structure.

**                                  Includes acquisition related expenses (amortization of acquired intangible assets, deferred compensation and in-process R&D) of Euro 10 million and Euro 8 million for the three months ended 12/31/2002 and 12/31/2003, respectively (primarily SMS and COM), as well as Euro 13 million for the three months ended 09/30/2003 (primarily AI and SMS).

Regional Sales Development

	3 months ended
Regional sales in %	12/31/2002	09/30/2003	12/31/2003
Germany	26%	25%	26%
Other Europe	19%	16%	17%
America (NAFTA)	22%	24%	20%
Asia / Pacific	33%	34%	36%
Other	0%	1%	1%
Total	100%	100%	100%

Europe	45%	41%	43%
Non-Europe	55%	59%	57%

Consolidated Balance Sheets

in Euro million	09/30/2003	12/31/2003
Assets
Current assets:
Cash and cash equivalents	969	585
Marketable securities	1,784	2,179
Trade accounts receivable, net	876	891
Inventories	959	932
Deferred income taxes	113	114
Other current assets	605	570
Total current assets	5,306	5,271
Property, plant and equipment, net	3,817	3,668
Long-term investments, net	425	549
Restricted cash	67	64
Deferred income taxes	705	706
Other assets	485	498
Total assets	10,805	10,756

in Euro million	09/30/2003	12/31/2003
Liabilities and shareholders’ equity
Current liabilities:
Short-term debt and current maturities	149	142
Trade accounts payable	877	818
Accrued liabilities	644	655
Deferred income taxes	39	52
Other current liabilities	425	429
Total current liabilities	2,134	2,096
Long-term debt	2,343	2,331
Deferred income taxes	32	27
Other liabilities	630	647
Total liabilities	5,139	5,101
Total shareholders’ equity	5,666	5,655
Total liabilities and shareholders’ equity	10,805	10,756

Consolidated Statements of Cash Flows

	3 months ended
in Euro million	12/31/2002	09/30/2003	12/31/2003
Net cash provided by operating activities	4	442	320
Net cash used in investing activities	(340)	(255)	(783)
Net cash (used in) provided by financing activities	(12)	(45)	79
Net (decrease) increase in cash and cash equivalents	(348)	142	(384)

Purchase (sale) of marketable securities	(26)	201	400

Free cash flow	(362)	388	(63)

Depreciation and amortization	353	364	328

Purchases of property, plant and equipment	(309)	(195)	(216)

Gross Cash Position

Infineon defines gross cash position as cash and cash equivalents, marketable securities and restricted cash. Since Infineon holds a substantial portion of its available monetary resources in the form of readily available marketable securities, which for US GAAP purposes are not considered to be “cash”, it reports its gross cash position to provide investors with an understanding of the company’s overall liquidity. The gross cash position is determined as follows from the balance sheet, without adjustment to the US GAAP amounts presented:

in Euro million	12/31/2002	09/30/2003	12/31/2003
Cash and cash equivalents	851	969	585
Marketable securities	712	1,784	2,179
Restricted cash	70	67	64
Gross Cash Position	1,633	2,820	2,828

Free Cash Flow

Infineon defines free cash flow as cash from operating and investing activities excluding purchases or sales of marketable securities. Since Infineon holds a substantial portion of its available monetary resources in the form of readily available marketable securities, and operates in a capital intensive industry, it reports free cash flow to provide investors with a measure to evaluate changes in liquidity after taking capital expenditures into account, which ultimately requires financing.  It is not intended to represent the residual cash flow available for discretionary expenditures, since debt service requirements or other non-discretionary expenditures are not deducted.

The free cash flow is determined as follows from the cash flow statement, without adjustment to the US GAAP amounts presented:

	3 month ended
in Euro million	12/31/2002	09/30/2003	12/31/2003
Net cash provided by operating activities	4	442	320
Net cash used in investing activities	(340)	(255)	(783)
Purchase (sale) of marketable securities, net	(26)	201	400
Free cash flow	(362)	388	(63)

Telephone Conference Information

Infineon Technologies will host a telephone conference with the media on January 19, 2004, 12:00 pm Central European Time (CET), 6:00 am Eastern Standard Time (U.S. EST). The call can be followed in German and English over the Internet. The telephone conference for analysts and investors (English only) will take place at 2:00 pm Central European Time (CET), 8:00 am Eastern Standard Time (U.S. EST), to discuss operating performance of the first quarter of fiscal year 2004. A broadcast of the conference will be available live and for download on Infineon’s web site at: http://www.infineon.com

D I S C L A I M E R

This discussion includes forward-looking statements about our future business. These forward-looking statements include statements relating to future developments of the world semiconductor market, especially the market for memory products, Infineon’s future growth, the benefits of research and development alliances and activities, our planned levels of future investment in the expansion and modernization of our production capacity, the introduction of new technology at our facilities, the transitioning of our production processes to smaller structures, cost savings related to such transitioning and other initiatives, our successful development of technology based on industry standards, our ability to offer commercially viable products based on our technology, our ability to achieve our cost savings and growth targets. These forward-looking statements are subject to a number of uncertainties, including trends in demand and prices for semiconductors generally and for our products in particular, the success of our development efforts, both alone and with our partners, the success of our efforts to introduce new production processes at our facilities and the actions of our competitors, the availability of funds for planned expansion efforts, as well as the other factors mentioned herein. As a result, our actual results could differ materially from those contained in the forward-looking statements.

Infineon, the stylized Infineon Technologies design are trademarks and servicemarks of Infineon Technologies AG. All other trademarks are the property of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG

Date: January 19, 2004	By:	/s/ Ulrich Schumacher
Dr. Ulrich Schumacher
Chairman, President and
Chief Executive Officer

	By:	/s/ Peter J. Fischl
Peter J. Fischl
Chief Financial Officer